Exhibit 1.1

Nordic American Tankers Limited (NYSE: NAT) – Report as per September 30, 2024 – Prospects for our Suezmax tankers are good

Friday, November 29, 2024

Highlights:

The international profile of NAT is reflected in the fact that during the last five years our ships have loaded & discharged in 68 countries. Ninety day periods offer a short-term snapshot of a company. However, it is more constructive to view the longer-term picture. The direction of NAT is unquestionably upwards, and there is room for profitable growth.

1.
During the third quarter 2024, we concluded time-charter (T/C) contracts with international and national oil companies. These contracts represent an aggregate net revenue of about $125 million. Our customers see that there is a scarcity of suezmax ships, which is one reason why they enter into long-term contracts with us.

2.
During the last few years, the amount of sanctioned oil transported by the low quality “dark fleet” has grown. NAT does not participate in this trade. We do not transit the Suez canal or trade in the Red Sea. Measures that are expected to be implemented by the new US administration after January 20, 2025, could impact NAT positively, creating more transportation work.

3.
For the ninety-two day period ending September 30, 2024, NAT produced a net profit of $8.7 million, which is an earnings per share of $0.04. This compares with a net profit of $7.5 million for the same quarter last year.

4.
During the third quarter of 2024 the average NAT time charter equivalent for all our ships, in spot and on time charter, was $30,656 per day per ship. The daily operating costs per ship are about $9,000, leaving NAT with a solid margin.

5.
Since its inception in 1995, NAT has been a dividend company, a path we shall continue to follow. We plan to increase our fleet with a couple of ships, which should positively impact dividend payments. The dividend for the third quarter is 4 cents ($0.04) per share. This is our 109th consecutive quarterly cash dividend declaration. The dividend is payable January 16, 2025, to shareholders on record as of December 17, 2024.

6.
Through careful voyage planning and adjustment of speed of our vessels, we reduce emissions. It is a fact that each individual ship in the NAT fleet is of excellent technical condition, as demonstrated in the vetting performance, the score card undertaken by our customers.

Most of our business is with major oil and energy companies.

Sincerely,
Herbjørn Hansson
founder, Chairman & CEO
Nordic American Tankers Ltd

Our Fleet

As of September 30, 2024, our fleet consisted of 20 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital-intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the third quarter of 2024

For the third quarter of 2024, the net income was $8.7 million or an EPS of $0.04.

The average time charter equivalent (TCE) for our fleet during the third quarter of 2024 came in at $30,656 per day per ship. This number is on a discharge-to-discharge basis. We currently have fifteen of our twenty vessels in the spot market.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 4 and 5 of this press release.

Financing

Our Net Debt (total liabilities less current assets) stood at $223 million, which equals $11.1 million per ship based on 20 vessels, as of September 30, 2024.

The details of our financing arrangements are as follows;

1)	The 14 vessels financed through CLMG/Beal Bank had as of September 30, 2024 a total outstanding balance of $75.6 million, presented as current.

2)	The 6 vessels financed through Ocean Yield have as of September 30, 2024 a total outstanding balance of $204.7 million, including current portion of the debt.

Current portion of long-term debt is now $95.9 million net of transaction costs. $20.5 million is related to the Ocean Yield financing and $75.4 million is related to the Beal/CLMG financing. Restricted cash of $8.3 million is related to deposits held for future drydocking’s of our vessels.

For the third quarter of 2024 a cash dividend of 4 cent ($0.04) per share has been declared. This is our 109th consecutive quarterly dividend.

Payment of the dividend will be on January 16, 2025, to shareholders of record on December 17, 2024.

World Economy and the Tanker Market

The world is not short of political uncertainty, and we do not see this going away anytime soon. We see high demand for oil, a fragmented trade picture with logistical inefficiencies and a tight supply of ships. The limited supply of new ships is maybe the most important factor pointing to tight supply/demand balance for several years. Seasonal variations will occur, but as we have seen over the last 18 months, the trend supports earnings at higher levels than in the past.

NAT in particular stands to benefit from the fact that the supply of Suezmax tankers will remain muted for at least the next two or three years. Environmental regulations, increased production costs, and higher interest rates make investing in new ships quite challenging.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 581 vessels as of September 30, 2024, flat from the previous two quarters. The 3rd quarter 2024 saw a marginal increase in the orderbook for Suezmax tankers that now count 100 vessels to be delivered over the next 4 years. To put this in perspective, by the end of this year, 102 suezmax tankers will be above 20 years of age, matching the current orderbook for new ships.

Only four new vessels remain to enter the world suezmax fleet in 2024, 26 in 2025, 34 in 2026, 32 in 2027 and so far, 4 newbuild orders are booked for 2028.

All of the above are good news for the short- and long-term outlook for our tankers. It is anticipated that the tanker markets will continue strong in the coming years.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top-quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our fleet of 20 more or less identical vessels is a special feature of NAT, that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable, and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Nine Months Ended
	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Amounts in USD '000

Net Voyage Revenue	52,036	66,099	48,036	178,707	202,927

Vessel Operating Expenses	(15,772)	(16,810)	(14,607)	(48,101)	(44,483)
Depreciation Expenses	(14,210)	(13,935)	(12,669)	(42,281)	(38,119)
General and Administrative Expenses	(5,834)	(6,080)	(6,292)	(19,768)	(17,034)
Operating Expenses	(35,816)	(36,825)	(33,568)	(110,150)	(99,636)
Net Operating Income	16,220	29,274	14,468	68,557	103,291

Interest Income	173	240	604	600	1,260
Interest Expense	(7,726)	(7,865)	(7,556)	(23,642)	(23,294)
Other Financial Income (Expenses)	19	(43)	(29)	(167)	(49)
Total Other Expenses	(7,534)	(7,668)	(6,981)	(23,209)	(22,083)
Net Income	8,686	21,606	7,487	45,348	81,208
Basic and Diluted Earnings per Share	0.04	0.10	0.04	0.22	0.39
Weighted Average Number of Common Shares Outstanding	208,796,444	208,796,444	208,796,444	208,796,444	208,796,444
Common Shares Outstanding	208,796,444	208,796,444	208,796,444	208,796,444	208,796,444

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000	Sept. 30, 2024	Dec. 31, 2023

Cash and Cash Equivalents	40,498	31,078
Restricted Cash	8,338	2,283
Accounts Receivable, Net	20,122	26,287
Prepaid Expenses	4,551	4,319
Inventory	24,085	31,183
Voyages in Progress	7,382	11,178
Other Current Assets	1,735	2,582
Total Current Assets	106,711	108,910
Vessels, Net	729,262	768,584
Other Non-Current Assets	3,859	1,702
Total Non-Current Assets	733,121	770,286
Total Assets	839,832	879,196

Accounts Payable	5,475	3,446
Accrued Voyage Expenses	10,984	11,748
Other Current Liabilities	9,004	10,858
Dividends Payable	25,056	12,528
Current Portion of Long Term Debt	95,923	31,898
Total Current liabilities	146,442	70,478
Long-Term Debt	181,825	269,697
Other Non-Current Liabilities	1,422	717
Total Non-current Liabilities	183,247	270,414
Shareholders' Equity	510,143	538,304
Total Liabilities and Shareholders' Equity	839,832	879,196

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)
	Nine Months Ended	Twelve Months Ended
Amounts in USD '000	Sept. 30, 2024	Dec. 31, 2023

Net Cash Provided by Operating Activities	105,173	139,445

Investment in Vessels	(784)	(73,526)
Investment in Other Fixed Assets	(1,750)	(144)
Net Cash Used in Investing Activities	(2,534)	(73,670)

Proceeds from Vessel Financing	0	53,331
Repayments of Vessel Financing	(15,425)	(14,671)
Repayment of Borrowing Facility	(9,060)	(44,549)
Dividends Distributed	(62,638)	(89,783)
Net Cash Used in Financing Activities	(87,123)	(95,672)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	15,516	(29,897)
Effect of exchange rate changes on Cash	(41)	(44)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	33,361	63,302
Cash, Cash Equivalents and Restricted Cash at End of Period	48,836	33,361
Cash and Cash Equivalents	40,498	31,078
Restricted Cash	8,338	2,283

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Nine Months Ended
Amounts in USD '000	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Voyage Revenue	82,217	97,808	78,450	275,312	298,983
Voyage Expense	(30,181)	(31,709)	(30,414)	(96,605)	(96,056)
Net Voyage Revenue (1)	52,036	66,099	48,036	178,707	202,927

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Dec. 31, 2023
Net Income	8,686	21,606	7,487	98,711
Interest Expense (Income), net	7,553	7,625	6,952	29,196
Depreciation Expense	14,210	13,935	12,669	51,397
EBITDA (2)	30,449	43,166	27,108	179,304

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Alexander Kihle, Finance Manager Nordic American Tankers Limited Tel: +47 91 72 41 71
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391

Web-site: www.nat.bm